EXHIBIT 99.1

2016 Annual General Meeting

HAMILTON, Bermuda, July 11, 2016 (GLOBE NEWSWIRE) -- Golar LNG Limited advises that its 2016 Annual General Meeting will be held on September 28, 2016.  The record date for voting at the Annual General Meeting is set to August 3, 2016.  The notice, agenda and associated material will be distributed prior to the meeting.

Golar LNG Limited

Hamilton, Bermuda

July 11, 2016

CONTACT: Stuart Buchanan
         Stuart.Buchanan@golar.com
         +442070637911

         Roger Swan
         roger.swan@golar.com
         +44 207 063 7913